VIA EDGAR

September 21, 2015

Mr. Brad Skinner

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Gran Tierra Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-34018

Dear Mr. Skinner:

On behalf of Gran Tierra Energy Inc. (“Gran Tierra” or the “Company”) we are responding to the comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2015, with respect to Gran Tierra’s Form 10-K listed above (the “2014 Form 10-K”). The Comment has, for the Staff’s convenience, been set forth below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

1.	The example disclosure regarding proved reserves in your response to prior comment from our letter dated July 21, 2015 indicates that “holding all factors constant, we do not expect any downward adjustment to our consolidated NAR reserve volumes during 2015.” Revise the disclosure to clarify, if true, that your analysis held all factors other than price constant. If price is used as a variable, clarify in your discussion how you determined what price to use. Note this comment also applies to the first paragraph of the example disclosure regarding the ceiling test.

2.	We note your disclosure regarding the impact to after tax cash flows of a $1 change in benchmark oil prices. Revise this disclosure to quantify the reasonably possible impact, in terms of ceiling test impairment loss, based on current prices.

200, 150 - 13th Avenue SW, Calgary, Alberta, Canada (403) 265-3221 Fax (403) 265-3242 www.grantierra.com

Response:

To address the Staff’s comments, we propose to include disclosure, substantially in the following form, in our Form 10-Q for the quarter ended September 30, 2015 (“Q3 2015 Form 10-Q”) and propose to include substantially similar language in the Company’s future Form 10-Q and Form 10-K filings, to the extent applicable. Due to the many factors impacting the asset base and the cash flows used in the prescribed U.S.GAAP ceiling test calculation, we propose to provide disclosure regarding the impact of lower commodity prices on our estimated ceiling test calculation and reserves for the subsequent quarter only.

“Holding all factors constant other than benchmark oil prices, it is reasonably likely that we will experience ceiling test impairment losses in our Brazil and Colombia cost centers in the fourth quarter of 2015.

It is difficult to predict with reasonable certainty the amount of expected future impairment losses given the many factors impacting the asset base and the cash flows used in the prescribed U.S.GAAP ceiling test calculation. These factors include, but are not limited to, future commodity pricing, royalty rates in different pricing environments, operating costs and negotiated savings, foreign exchange rates, capital expenditures timing and negotiated savings, production and its impact on depletion and cost base, upward or downward reserve revisions, reserve additions, and tax attributes. Subject to these factors and inherent limitations, we believe that ceiling test impairment losses in the fourth quarter of 2015 could exceed $• million in Brazil and $• million in Colombia. The calculation of the impact of lower commodity prices on our estimated ceiling test calculation was prepared based on the presumption that all other inputs and assumptions are held constant with the exception of benchmark oil prices. Therefore, this calculation strictly isolates the impact of commodity prices on the prescribed GAAP ceiling test. This calculation was based on a pro forma oil price of $• per bbl for the year ended December 31, 2015. This pro forma oil price was calculated using a 12-month unweighted arithmetic average of oil prices, and included the oil prices on the first day of the month for the 10 months ended October 2015, and, for November and December 2015, estimated oil prices for the fourth quarter of 2015 using the forward price curve forecast of our independent reserves evaluator dated October 1, 2015.

As noted above, actual cash flows may be materially affected by other factors. For example, in Colombia, cash royalties are levied at lower rates in low oil price environments and foreign exchange rates can materially impact the deferred tax component of the asset base, operating costs, and the income tax calculation. In Brazil, foreign exchange rates can materially impact operating costs and the income tax calculation.

Holding all factors constant other than benchmark oil prices, we do not expect any downward adjustment to our consolidated NAR reserve volumes during the fourth quarter of 2015. In a continued low oil price environment, we expect that a loss of less than one percent of the December 31, 2014, consolidated proved NAR reserves in Brazil would be more than offset by an increase of NAR reserves in Colombia due to the lower rate at which cash royalties are levied in low oil price environments. This disclosure is based on a pro forma oil price of $• per bbl for the year ended December 31, 2015, calculated as described above.”

Please do not hesitate to call me at (403) 767-6501, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Gran Tierra Energy Inc.

By:	/s/ Ryan Ellson
Ryan Ellson
Chief Financial Officer

cc:	Gary Guidry – President and Chief Executive Officer
Nancy H. Wojtas, Esq.